SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2011

CAMELOT INFORMATION SYSTEMS INC.
Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China
Tel: +(86-10) 5810-0888

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    ✓                                   Form 40-F  _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes  ____                                No     ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

A press release on first-quarter 2011 unaudited financial results of Camelot Information Systems Inc. (the “Registrant”), made by the Registrant on May 20, 2011.

Company Contacts:
Camelot Information Systems Inc.
Mr. Gordon Lau, Chief Financial Officer
Tel: +86 (10) 8201 9008
E-mail: investors@camelotchina.com

Ms. Jojo Guo, Investor Relations Manager
Tel: +1 (646) 371-6533
E-mail: investors@camelotchina.com

Investor Relations Contacts:
CCG Investor Relations
Mr. Crocker Coulson, President
Tel: +1 (646) 213-1915
E-mail: crocker.coulson@ccgir.com

Mr. John Harmon, CFA, Sr. Account Manager
Tel: +86 (10) 6561 6886 x807 (Beijing)
E-mail: john.harmon@ccgir.com

For Immediate Release:

CAMELOT INFORMATION SYSTEMS INC. ANNOUNCES FIRST-QUARTER 2011 UNAUDITED FINANCIAL RESULTS

Net revenues increased 52% YoY in the first quarter of 2011, exceeding guidance
Adjusted net income attributable to Camelot increased 48% YoY in the first quarter of 2011, also exceeding guidance

BEIJING, May 20, 2011 -- Camelot Information Systems Inc. (“Camelot” or the “Company”) (NYSE: CIS), a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, today announced unaudited financial results for the first quarter ended March 31, 2011.

FIRST-QUARTER 2011 FINANCIAL AND OPERATING HIGHLIGHTS
•	Net revenues increased 51.7% year-over-year to US$53.6 million, compared to US$35.3 million in the first quarter of 2010.
•
Adjusted operating income1 increased 45.3% year-over-year to US$5.5 million from US$3.8 million in the first quarter of 2010.  U.S. GAAP operating income increased 96.8% year-over-year to US$2.8 million from US$1.4 million in the first quarter of 2010.

•
Adjusted net income1 attributable to Camelot increased 48.3% year-over-year to US$5.1 million from US$3.4 million in the first quarter of 2010.  U.S. GAAP net income attributable to Camelot increased 125.9% year-over-year to US$2.3 million from US$1.0 million in the first quarter of 2010.

•	Adjusted diluted earnings1 per American Depositary Share (“ADS”)2 were US$0.10, as compared to diluted earnings per ADS of US$0.09 in the first quarter

1 For more information about the adjusted (i.e. non-GAAP) financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

2 One American Depositary Share (“ADS”) is equivalent to four ordinary shares.

of 2010.  U.S. GAAP diluted earnings per ADS were US$0.05 in the first quarter of 2011, as compared to US$0.03 per ADS in the first quarter of 2010.  One American Depositary Share (“ADS”) represents four ordinary shares.

•
On May 20, 2011, the Company announced that it has renewed its contract with IBM for an additional four-year term relating to the delivery center, developed by Camelot and focused on enterprise application software and services.

Mr. Simon Ma, Camelot’s Chairman and Chief Executive Officer, commented, “We are pleased to report a strong start in 2011, with first-quarter results exceeding our revenue and earnings guidance, even though the first quarter is seasonally the slowest for our IT clients.  We expect the pace of deliveries to pick up in the second quarter and to accelerate in the second half of the year, which is consistent with historical business patterns.”

“In 2011, strategically we continue to concentrate on markets in which we have developed leading positions and built sustainable competitive advantages.  We focus on implementing complex, mission-critical systems for our EAS customers, which provides the best opportunity for long-lasting business relationships and attractive pricing.  In the FIS service line, our customized solutions enable our clients to offer a superior experience to their branch customers, accelerate new-product innovation, and improve risk management, and these areas represent some of the fastest-growing areas of IT spending in the commercial banking industry.  Overall, we have created a scalable business model that will continue to deliver margin enhancement as we grow,” concluded Mr. Ma.

Mr. Gordon Lau, Chief Financial Officer, stated, “In the first quarter of 2011, we again reported strong growth and solid profitability, thus continuing to build a track record of consistent financial performance since our IPO.  With healthy growth, our scalable business model will provide operating leverage throughout the balance of the year.  Based on our outperformance in the first quarter, we are raising our 2011 full-year guidance to net revenues of approximately US$254 million and adjusted net income attributable to Camelot of approximately US$42.5 million.”

FIRST QUARTER FINANCIAL RESULTS

Net Revenues

Net revenues for the first quarter of 2011 increased 51.7% to US$53.6 million from US$35.3 million in the first quarter of 2010.

Net Revenues by Service Line

	Three Months Ended March 31, 2011		Three Months Ended March 31, 2010
	(in thousands, except percentage)
Enterprise application services	$36,120	67.4%	$25,005	70.8%
Financial industry IT services	17,446	32.6%	10,307	29.2%
Total net revenues	53,566	100.0%	35,312	100.0%

Enterprise Application Services (EAS) revenues increased 44.5% year-over-year to US$36.1 million in the first quarter of 2011, driven primarily by organic growth as Camelot continued to gain share within China’s rapidly growing enterprise-application market.

Financial Industry IT Services (FIS) revenues were US$17.4 million in the first quarter, representing 69.3% year-over-year growth, due to strength across the board and as Camelot focuses on the critical areas in the next wave of IT spending among Chinese commercial banks.

EAS and FIS accounted for 67.4% and 32.6% of total net revenues, respectively, in the first quarter of 2011, as compared to 70.8% and 29.2%, respectively, in the same period of the previous year.  The trend continues towards a more balanced contribution from the two service lines.

Gross Profit and Gross Margin

Adjusted gross profit increased 54.4% to US$14.4 million, from US$9.3 million in the first quarter of 2010, as revenue from both the EAS and FIS business lines rose during the quarter.  U.S. GAAP gross profit was US$13.9 million, compared to US$8.8 million in the year-ago quarter.  The difference between adjusted and GAAP gross profit represents US$0.5 million in share-based compensation and the amortization of intangible assets relating to acquisitions.  Adjusted gross margin in the first quarter of 2011 improved to 26.9%, as compared to 26.4% in the first quarter of 2010.  U.S. GAAP gross margin for the first quarter of 2011 was 26.0%, compared to 24.8% in the first quarter of 2010.

Operating Expenses

Adjusted operating expenses were US$8.9 million in the first quarter of 2011, representing a 60.7% year-over-year increase compared to the same period in 2010.  U.S. GAAP operating expenses increased 51.5% to US$11.1 million from US$7.4 million in the first quarter of 2010. The increase was primarily attributable to the Company’s continuing business expansion, further investment in sales and marketing activities to expand its revenue base, and the expansion of operational infrastructure to support the Company’s publicly listed status. The difference between adjusted and GAAP operating expenses includes US$0.6 million in share-based compensation, US$1.0 million in amortization of intangible assets relating to acquisitions, and US$0.6 million changes in fair value of contingent consideration incurred from acquisitions.

Operating Income and Operating Margin

Adjusted operating income in the first quarter of 2011 increased 45.3% to US$5.5 million, from US$3.8 million in the first quarter of 2010.  U.S. GAAP operating income in the first quarter of 2011 increased 96.8% to US$2.8 million, as compared to US$1.4 million in the same period of the previous year.  Adjusted operating margin was 10.3%, compared to 10.8% in the first quarter of 2010.  U.S. GAAP operating margin for the first quarter of 2011 was 5.2%, compared to 4.0% in the year-ago period.

Net Income Attributable to Camelot and Earnings per Share

As a result of the foregoing, adjusted net income attributable to Camelot for the first quarter of 2011 increased 48.3% to US$5.1 million from US$3.4 million in the year-ago quarter.  U.S. GAAP net income attributable to Camelot for the quarter increased 125.9% to US$2.3 million from US$1.0 million in the first quarter of 2010.  Adjusted net margin was 9.5% in the first quarter of 2011, compared to 9.7% in the year-ago quarter.  U.S. GAAP net margin was 4.4% in the first quarter of 2011, compared to 2.9% in the year-ago period.

First-quarter 2011 adjusted diluted earnings per ADS2 were US$0.10, compared to adjusted diluted earnings per ADS of US$0.09 in the year-ago period.  U.S. GAAP diluted earnings per ADS in the first quarter of 2011 were US$0.05, and diluted earnings per ADS in the first quarter of 2010 was US$0.03.

Cash and Cash Flow

As of March 31, 2011, the Company had US$118.9 million in cash and cash equivalents, representing a decrease of US$21.4 million from December 31, 2010, due mainly to investing activities related to US$ 12.9 million in earn-out payments for acquisitions and partly from operating activities driven by working-capital requirements during a seasonally slow period.  Operating cash flow in the first quarter of 2011 was an outflow of approximately US$7.8 million.

Days’ sales outstanding3 (“DSO”) were 145 for the first quarter of 2011, which is within the normal historical range.

Employees

As of March 31, 2011, employee headcount totaled 3,986, including 3,371 information technology (IT) professionals, representing a 7.2% increase in total employees and a 6.6% increase in IT professionals as compared to employee headcount of December 31, 2010. With regard to IT professionals, EAS employee headcount was 1,824, and FIS employee headcount was 1,547 as of March 31, 2011.

BUSINESS AND OPERATIONAL HIGHLIGHTS

IBM Delivery-Center Agreement

On May 20, 2011, the Company announced that it has renewed its contract with IBM for an additional four-year term relating to the delivery center, developed by Camelot and focused on enterprise application software and services.  The continued cooperation between IBM and Camelot under the delivery center model has been successful and has significantly benefited end customers.  The renewal agreement with IBM is on substantially the same terms as the prior agreement, except that the right for IBM to purchase the delivery center has been removed.

Impact of Japan Disasters on Overall Business

On March 14, 2011, the Company announced that, based on its assessment at that time, it did not anticipate any material impact from the recent earthquake in Japan on its overall business.  At present, the Company has experienced only minimal disruption from the disasters and continues to expect no material impact on its overall business.

SECOND-QUARTER AND FULL-YEAR 2011 GUIDANCE

Second Quarter of 2011

Camelot expects net revenues for the second quarter of 2011 to be approximately US$60 million, representing a 36.1% increase from the second quarter of 2010.

3 Calculated by dividing average accounts receivable, net of deferred revenue, by rolling gross revenues before business tax and related surcharges, and multiplying by 360 days. Rolling gross revenues is for the 12 months ended March 31, 2011.

In addition, Camelot expects second-quarter 2011 adjusted net income attributable to Camelot to be approximately US$9.5 million, representing a 45.3% increase from the second quarter of 2010.

Finally, Camelot expects second-quarter 2011 adjusted diluted earnings per ADS2 to be approximately US$0.20 based on 48.7 million weighted average ADSs outstanding, compared to US$0.09 for the second quarter of 2010.

Upward Revision of Full-Year 2011 Guidance

The Company expects net revenues for the full year 2011 to be approximately US$254 million, representing a 31.7% increase from 2010.

Camelot expects full-year 2011 adjusted net income attributable to Camelot to be approximately US$42.5 million, representing a 34.9% increase from 2010.

Camelot expects full-year 2011 adjusted diluted earnings per ADS2 to be approximately US$0.86 based on 49.7 million weighted average ADSs, compared to adjusted diluted earnings per ADS of US$0.76 in 2010.

CONFERENCE-CALL INFORMATION

Camelot’s management will host a conference call at 8:00 a.m. (U.S. Eastern Daylight Time) / 5:00 a.m. (U.S. Pacific Daylight Time) / 8:00 p.m. (Beijing / Hong Kong time) on Friday, May 20, 2011 to discuss the Company's first-quarter 2011 financial results and provide a business update.

The conference call may be accessed by calling:

US Toll free:	866.277.1181
US Toll / International:	617.597.5358
Hong Kong toll free:	800.96.3844
HK Toll:	852.3002.1672
UK toll free:	08082347616
UK toll:	44.207.365.8426
South China toll free / China Telecom:	10 800 130 0399
South China toll free / China Netcom:	10 800 852 1490
North China toll free / China Telecom:	10 800 152 1490
China toll:	86 4008811630
Taiwan toll free:	00801148420

Passcode: Camelot

Please dial in approximately 10 minutes before the scheduled time of the call.

A replay of the conference call may be accessed by phone at the following numbers until Friday, May 27, 2011:

US Toll free:	888-286-8010
US Toll / International:	617-801-6888

Passcode: 40360115

A live webcast of the conference call and recording of the conference call will be available on the investor-relations page of Camelot's website at www.camelotchina.com.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the unaudited consolidated financial statements presented in accordance with U.S. GAAP, Camelot uses the non-GAAP (“adjusted”) financial measures of gross profit and margin, operating expenses, operating income and margin, net income attributable to Camelot Information Systems Inc. and margin, and diluted earnings per share and diluted earnings per ADS, which are adjusted from results based on U.S. GAAP to exclude share-based compensation, acquisition-related intangible amortization, and changes in fair value of contingent consideration.  The non-GAAP financial measures are provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future.  The non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results.  In addition, our calculation of the non-GAAP financial measures may differ from the calculations used by other companies, and therefore comparability may be limited.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China as measured by 2009 revenue and by number of SAP consultants as of December 31, 2009. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education.  For more information about Camelot Information Systems Inc., please visit www.camelotchina.com.

SAFE HARBOR

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, 2011 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements.  Camelot may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties.  Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Camelot’s anticipated growth strategies; Camelot’s future business development, results of operations and financial condition; expected changes in the Company’s revenues and certain cost or expense items; Camelot’s ability to attract customers and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and launch new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks is included in Camelot’s filings with the SEC. All information provided in this press release and in the attachments is as of May 20, 2011, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

- financial tables follow -

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Balance Sheets (Unaudited)
(US Dollars in thousands, except share data)

	March 31, 2011	December 31, 2010
Assets
Current assets
Cash and cash equivalents	$118,935	$140,356
Restricted cash	14,798	6,932
Billed accounts receivable	33,169	43,072
Unbilled accounts receivable	79,355	62,624
Term deposits	505	160
Other current assets	16,780	14,073
Total current assets	263,542	267,217
Property and equipment, net	4,808	4,680
Goodwill and other intangible assets	77,472	67,860
Other long-term assets	1,811	1,708
Total assets	347,633	341,465

Liabilities and shareholders' equity
Current liabilities
Consideration payable in connection with business
acquisition and debt extinguishment	6,715	15,594
Other current liabilities	63,877	64,442
Total current liabilities	70,592	80,036
Contingent consideration in relation to acquisition	8,068	2,307
Other non-current liabilities	6,451	5,845
Total liabilities	85,111	88,188
Shareholders' equity(a)	262,522	253,277
Total liabilities and shareholders' equity	347,633	341,465

Note:
(a) As of March 31, 2011, there were 179,610,123 ordinary shares issued and outstanding.

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Statements of Operations (Unaudited)
(US dollars in thousands, except per share data)

	Three months ended March 31,
	2011	2010
Net revenues	$53,566	$35,312
Cost of revenues(1)(2)	(39,642)	(26,540)
Gross profit	13,924	8,772
Selling and marketing(1)(2)	(3,270)	(2,370)
General and administrative(1)(2)	(6,420)	(4,255)
Research and development	(846)	(426)
Changes in fair value of contingent
consideration for acquisition	(607)	(306)
Total operating expense	(11,143)	(7,357)
Government subsidies	4	-
Income from operations	2,785	1,415
Interest expenses	(236)	(123)
Interest income	239	44
Income before provisions for income tax	2,788	1,336
Income tax expense	(500)	(289)
Net Income	2,288	1,047
Noncontrolling interest	46	(14)
Net Income attributable to Camelot Information System Inc.(3)	2,334	1,033

Earnings per share
Basic-ordinary shares	0.01	0.01
Diluted-ordinary shares	0.01	0.01

Earnings per ADS
Basic-ADSs	0.05	0.03
Diluted-ADSs	0.05	0.03

Weighted average shares outstanding
Basic-ordinary shares	180,739,042	90,572,994
Diluted-ordinary shares	194,898,108	146,306,290

Weighted average ADSs outstanding
Basic-ADSs	45,184,761	22,643,249
Diluted-ADSs	48,724,527	36,576,572

(1) Includes the following amounts of share-based compensation expenses for the periods indicated

	Three months ended March 31,
	2011	2010
Cost of revenues	$28	$40
Selling and marketing	156	50
General and administrative	469	321
Total share-based compensation expenses	653	411

(2) Includes the following amounts of amortization expense related to intangible assets acquired for business combination for the periods indicated

	Three months ended March 31,
	2011	2010
Cost of revenues	$455	$521
Selling and marketing	973	1,161
General and administrative	68	-
Total acquisition-related intangible amortization expenses	1,496	1,682

(3) The following table sets forth the reconciliation of our adjusted net income attributable to Camelot Information Systems Inc. to the U.S. GAAP net income attributable to Camelot Information Systems Inc.

	Three months ended March 31,
	2011	2010

Net income attributable to Camelot Information Systems Inc.
(U.S. GAAP)	$2,334	$1,033
Share-based compensation	653	411
Acquisition-related intangible amortization	1,496	1,682
Changes in fair value of contingent consideration	607	306
Total adjusted amounts	2,756	2,399
Adjusted net income attributable to Camelot Information Systems Inc.	5,090	3,432

CAMELOT INFORMATION SYSTEMS INC.
Reconciliations of Adjusted Financial Measures to Comparable GAAP Measures
(US dollars in thousands, except per share data and percentage)

	Three months ended March 31, 2011				Three months ended March 31, 2010
	GAAP	Adjustments		Adjusted	GAAP	Adjustments		Adjusted
Cost of revenues	$39,642	($483)	(a)	$39,159	$26,540	($561)	(a)	$25,979
Operating expenses	11,143	(2,273)	(a)	8,870	7,357	(1,838)	(a)	5,519
Operating income	2,785	2,756	(a)	5,541	1,415	2,399	(a)	3,814
Net income	2,334	2,756	(a),(d)	5,090	1,033	2,399	(a)	3,432
Net gross margin	26.0%	0.9%	(b)	26.9%	24.8%	1.6%	(b)	26.4%
Net operating margin	5.2%	5.1%	(a)	10.3%	4.0%	6.8%	(a)	10.8%
Net margin	4.4%	5.1%	(a)	9.5%	2.9%	6.8%	(a)	9.7%
Diluted EPS	$0.01	$0.02	(c)	$0.03	$0.01	$0.02	(c)	$0.02

Notes:
(a) The non-GAAP adjustments include share-based compensation expenses and amortization expense related to intangible assets acquired for business acquisition, where were presented in the notes (1) and (2) below Condensed Consolidated Statements of Operations (Unaudited) for the reconciliation process.
(b) Adjustment to exclude acquisition-related intangible assets amortization expense and share-based compensation recorded in cost of sales, $483 and $561 for three-month period ended March 31, 2011 and 2010.
(c) Adjusted diluted EPS is computed by dividing adjusted net income attributable to Camelot Information Systems Inc. by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted EPS for the respective periods.
(d) Net income refers to net income attributable to Camelot.

CAMELOT INFORMATION SYSTEMS INC.
Quarterly Data Sheet
(US Dollars in Thousands)

Net Revenues by Service Line by Quarter
(US Dollars in Thousands)	11Q1	10Q1	FY10	FY09
Enterprise application services	36,120	25,005	126,555	79,423
Financial industry IT services	17,446	10,307	66,308	38,580
Total net revenues	53,566	35,312	192,863	118,003

(As % of Total Net Revenues)
Enterprise application services	67.4%	70.8%	65.6%	67.3%
Financial industry IT services	32.6%	29.2%	34.4%	32.7%
Total net revenues	100.0%	100.0%	100.0%	100.0%

Net Revenues by Service Line by Latest 6 Quarters
(US Dollars in Thousands)	11Q1	10Q4	10Q3	10Q2	10Q1	09Q4
Enterprise application services	36,120	37,756	34,854	28,940	25,005	26,203
Financial industry IT services	17,446	22,255	18,616	15,130	10,307	13,987
Total net revenues	53,566	60,011	53,470	44,070	35,312	40,190

(As % of Total Net Revenues)
Enterprise application services	67.4%	62.9%	65.2%	65.7%	70.8%	65.2%
Financial industry IT services	32.6%	37.1%	34.8%	34.3%	29.2%	34.8%
Total net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Net Revenues by Industry Vertical
(As % of Total Net Revenues)	11Q1	10Q1	FY10	FY09
Financial services	32.4%	29.9%	36.3%	35.0%
Resources and energy	20.6%	23.5%	21.5%	23.9%
Manufacturing and automobile	16.0%	16.8%	17.6%	17.1%
Technology	11.5%	12.9%	10.8%	10.3%
Others	19.5%	16.9%	13.8%	13.7%
Total	100.0%	100.0%	100.0%	100.0%

Net Revenues by Geographic Market
(As % of Total Net Revenues)	11Q1	10Q1	FY10	FY09
PRC and Taiwan	91.3%	87.9%	91.1%	89.4%
Others	8.7%	12.1%	8.9%	10.6%
Total	100.0%	100.0%	100.0%	100.0%

Net Revenues by Customer Concentration
(As % of Total Net Revenues)	11Q1	10Q1	FY10	FY09
Single largest	30.4%	36.9%	33.7%	31.6%
Five largest	48.7%	54.0%	48.2%	49.0%
Ten largest	62.1%	65.0%	59.9%	63.0%

###

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Camelot Information Systems Inc.

By: /s/ Yiming MA
Name: Yiming MA
Title: Chief Executive Officer

Date: May 20, 2011